Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 23, 2007

100% Principal Protection Absolute Return Barrier Notes
UBS AG Notes Linked to the Russell 2000® Index

Indicative Terms

Issuer	UBS AG (Jersey Branch)	Index Starting Level	The closing level of the Index on the trade date
Principal Amount	$10 per Security	Index Ending Level	The closing level of the Index on the final valuation
Underlying Index	Russell 2000® Index		date
Term	18 months	Observation Period	The period starting on the trade date and ending
Payment on	w If the Index never closes above the Upper		on, and including, the final valuation date.
Maturity Date	Index Barrier or below the Lower Index	Absolute Return	25.50% to 27.50% (to be determined on the trade
	Barrier on any trading day during the Observation	Barrier	date)
	Period, at maturity investors will receive their prin-	Upper Index Barrier	Index Starting Level x (1 + Absolute Return Barrier)
	cipal plus the Absolute Index Return	Lower Index Barrier	Index Starting Level x (1 – Absolute Return Barrier)
	w If the Index closes either above the Upper	Trade Date*	June 25, 2007
	Index Barrier or below the Lower Index Barrier	Settlement Date*	June 29, 2007
	on any trading day during the Observation Period,	Final Valuation Date*	December 23, 2008
	at maturity investors will receive their principal	Maturity Date*	December 31, 2008
Absolute Index	Absolute value of:	* Expected
Return	Index Ending Level – Index Starting Level
Index Starting Level

Product Description	Benefits

These 100% Principal Protection Absolute Return Barrier Notes linked to the Russell 2000® Index (the “Notes”) provide an opportunity to hedge your exposure to small cap US equities as represented by the Russell 2000® Index (the “Index”) while benefiting from moderately positive or negative returns of the Index. If the Index never closes 25.50% to 27.50% above or below the Index Starting Level (to be determined on the trade date), at maturity you will receive your principal plus a return equal to the absolute value of the index return. Otherwise, at maturity you will only receive your principal.

❑ Hedging Opportunity: You can hedge your exposure to the small cap US equities while benefiting from moderately positive or negative returns over the 18-month term of the Notes.

❑ Potential for Equity-Linked Performance: If the Index never closes 25.50% to 27.50% above or below the Index Starting Level (to be determined on the trade date), you will receive an equity based return that may exceed the return you could receive on traditional fixed income investments.

❑ Preservation of Capital: At maturity, you will receive a cash payment equal to at least 100% of your principal.

Scenario Analysis at Maturity

Assumptions:
Principal Amount:	$10.00
Index Starting Level:	839.92, actual starting level will be determined on the trade date
Principal Protection:	100%
Absolute Return Barrier:	26.50%
Upper Barrier:	1062.50, which is 26.50% above the Index Starting Level
Lower Barrier:	617.34, which is 26.50% below the Index Starting Level

		Performance of Notes
Index	Index	Notes	No Index Closing	An Index Closing
Ending	Return	Return	Outside Absolute	Outside Absolute
Level	(%)	(%)	Return Barrier*	Return Barrier**
1679.84	100%	0%	N/A	$10.00
1511.86	80%	0%	N/A	$10.00
1343.87	60%	0%	N/A	$10.00
1175.89	40%	0%	N/A	$10.00
1062.50	26.50%	26.50%	$12.65	$10.00
923.91	10%	10%	$11.00	$10.00
881.92	5%	5%	$10.50	$10.00
839.92	0%	0%	$10.00	$10.00
797.92	-5%	5%	$10.50	$10.00
755.93	-10%	10%	$11.00	$10.00
617.34	-26.50%	26.50%	$12.65	$10.00
503.95	-40%	0%	N/A	$10.00
335.97	-60%	0%	N/A	$10.00
167.98	-80%	0%	N/A	$10.00
0.00	-100%	0%	N/A	$10.00

*	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period
**	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated May 23, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you of any material changes to the terms of the Notes.

*In the event that we make any change to the expected trade date and settlement date, we will make corresponding changes to the final valuation date and the maturity date to ensure that the stated term of the Notes remains the same.

Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 23, 2007

Index Description	Historical Performance

The Russell 2000 Index

The Index is published by the Frank Russell Company and measures the composite price performance of stocks of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies by market capitalization and represents approximately 98% of the United States equity market. The Index value is calculated by adding the market values of the Index’s component stocks and then dividing the derived total market capitalization by the “adjusted” capitalization of the Index on the base date of December 31, 1986.

The following graph sets forth the historical performance of the Russell 2000® Index based on the closing levels from January 31, 1997 through May 22, 2007, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 839.92, which was the Index closing level on May 22, 2007, and an Absolute Return Barrier of 26.50% (the actual Index Starting Level and Absolute Return Barrier will be determined on the trade date).

Source: Bloomberg L.P.
Historical performance is not indicative of future performance

Investor Suitability and Key Risks

The Notes may be suitable for you if:

w You seek a short-term investment in the absolute return of the Index.

w You seek an investment that offers full principal protection on the Notes when held to maturity.

w You believe that the Index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed on any day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.

w You are willing to hold the Notes until maturity.

w You do not seek current income from this investment.

The Notes may not be suitable for you if:

w You believe the Index is likely to appreciate or depreciate over the Observation Period and that any appreciation or depreciation is likely to exceed on any day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.

w You are unable or unwilling to hold the Notes to maturity.

w You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

w You seek current income from your investments.

w You seek an investment for which there will be an active secondary market.

Key Risks:

w Principal protection only if you hold the Notes to maturity—You should be willing to hold your Notes to maturity.

w Market risk—Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on whether the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period.

w The Absolute Return Barrier limits your potential return—The appreciation potential of the Notes is limited to the Absolute Return Barrier of 25.50% to 27.50% (to be determined on the trade date), regardless of the performance of the Index.

w No interest payments or dividend payments from the Notes—You will not receive any interest payments on the Notes, and you will not receive any dividend payments or other distributions on the securities included in the Index.

w There may be little or no secondary market in the Notes—The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. If you sell your Notes prior to the applicable exchange date or the maturity date, you may have to sell them at a substantial loss.

w Secondary market impact—The secondary market price of the Notes will be influenced by many factors including the level of the Index, volatilities, dividends and interest rates. The principal protection and potential absolute index return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the Index.

w You may lose the benefit of the absolute return of the Index—You will lose the benefit of any absolute return if the Index closes on any single day during the Observation Period above the Upper Index Barrier or below the Lower Index Barrier.

Investors are urged to review “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Notes.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.